Filed by: Fortis Inc.
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corporation
SEC Correspondence File Number: 001-32576

The following excerpted slides are from a presentation by Fortis Inc. announcing its 2015 annual financial results on February 18, 2016:

$2.00 $1.80 $1.60 $1.40 Annual end grow ough 2020 targeted at 6% $1.24 $1.20 $1.20 $1.16 $1.00 2011 2012 2013 2014 2015 2016F 2017F 2018F 2019F 2020F 12 •A record 42 consecutive years of annual dividend increases •Two dividend increases in 2015 $1.40 $1.28 thr divid th Dividend Guidance Supported by Confidence in Business

Dividend Guidance Supported by Confidence in Business

$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$1.16
$1.20
$1.24
$1.28
$1.40
2011
2012
2013
2014
2015
2016F
2017F
2018F
2019F
2020F
Annual dividend growth through 2020 targeted at 6%

12

Credit Ratings (1) Investment-Grade Cash Flow from Operating Activities 2.0 $1.7 1.5 1.0 0.5 0.0 2013 2014 2015 (1) In February 2016, after the announcement by Fortis that it had entered into an agreement to acquire ITC, S&P affirmed the Corporation’s long-term corporate credit rating at A-, revised its unsecured debt credit rating to BBB+ from A-, and revised its outlook on the Corporation to negative from stable. Similarly, DBRS placed the Corporation’s credit rating under review with negative implications. 17 ($ billions) A(low) DBRS A-/ BBB+ S&P $1.0 $0.9 Fortis Inc. Ample Liquidity and Investment-Grade Credit Ratings

FORTIS INC.

Ample Liquidity and Investment-Grade Credit Ratings

Investment-Grade Credit Ratings (1)

Fortis Inc.	
S&P	A- / BBB+
DBRS	A(low)

Cash Flow from Operating Activities

2.0
1.5
1.0
0.5
0.0
($ billions)
$0.9
$1.0
$1.7
2013
2014
2015

17

Additional Information about the Acquisition and Where to Find It

Fortis Inc. (“Fortis”) will file with the SEC a registration statement on Form F-4, which will include a proxy statement of ITC Holdings Corporation (“ITC”) that also constitutes a prospectus of Fortis, and any other documents in connection with the Acquisition. The definitive proxy statement/prospectus will be sent to the shareholders of ITC. INVESTORS AND SHAREHOLDERS OF ITC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORTIS, ITC, THE ACQUISITION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Fortis and ITC with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Fortis on Fortis’ website at www.fortisinc.com or upon written request to Fortis’ Investor Relations department, PO Box 8837, St. John’s, NL A1B 3T2 or by calling 709.737.2800, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by ITC upon written request to ITC, Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248.946.3000. You may also read and copy any reports, statements and other information filed by Fortis and ITC with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the Acquisition. However, ITC, Fortis, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Acquisition. Information about ITC’s directors, executive officers and other members of management and employees may be found in its 2014 Annual Report on Form 10-K filed with the SEC on February 26, 2015, and definitive proxy statement relating to its 2015 Annual Meeting of Shareholders filed with the SEC on April 9, 2015. These documents can be obtained free of charge from the sources indicated above. Information about Fortis’ directors and executive officers may be found in its Management Information Circular dated March 20, 2015 available on its website at www.fortisinc.com. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Acquisition will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this media release reflect Fortis’ and ITC’s management’s expectations and beliefs regarding future growth, results of operations, performance and business prospects and opportunities and the outlook for Fortis’ and ITC’s respective businesses and the electric transmission industry based on information currently available. Wherever possible, words such as “will”, “anticipates”, “believes”, “expects”, “intends”, “assumes”, “estimates”, “projects”, “expects”, “plans”, “seeks”, “may”, “could”,

“would”, “can”, “continue” and the negative of these terms and other similar terminology or expressions have been used to identify the forward- looking statements, which include, without limitation, those statements related to the Acquisition, the combined company’s future business prospects and performance, growth potential, financial strength, market profile, revenues, proceeds, working capital, capital expenditures, investment valuations, liquidity, income, and margins, the satisfaction of the conditions precedent to the closing of the Acquisition, the expectation that Fortis will find one or more minority investors to invest in ITC, the expectation that Fortis will borrow funds to satisfy its obligation to pay the cash portion of the purchase price and will issue securities to pay the balance of the purchase price, the percentage of Fortis common shares to be held by ITC shareholders following the Acquisition, the intention of the parties to the Acquisition to seek, and the expected timing for, shareholder approvals in relation to the Acquisition, the expectation that the Acquisition will be accretive in the first full year following closing, that the Acquisition will support the average annual dividend growth target of Fortis, the availability of future investment opportunities in the electrical transmission industry in the United States, the United States federal regulatory environment and expectations in respect of the continued support for investment in the transmission industry by FERC, the expectation that Fortis will maintain an investment-grade credit rating and will become an SEC registrant and have its common shares listed on the NYSE in connection with the Acquisition, the expectation that ITC will continue to operate independently under the ownership structure of Fortis following the Acquisition, will retain its current employees and will continue to be based in Novi, Michigan, the timing of closing of the Acquisition, the amount of indebtedness of ITC expected to have been incurred as of closing, and the impact of the CPP and other clean energy policies on the electrical transmission industry in the United States. These statements reflect management’s current beliefs and are based on information currently available to Fortis’ and ITC’s management.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time-to- time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to regulation and energy prices, the ability to obtain shareholder and regulatory approvals in connection with the Acquisition and the timing and terms thereof, state and federal regulatory legislative decisions and actions, interloper risk, risks relating to uncertainty relating to the completion of the Acquisition and the timing thereof, the risk that conditions to the Acquisition may not be satisfied, risks relating to the focus of management time and attention on the Acquisition and other disruption from the Acquisition making it more difficult to maintain business and operational relationships, the possibility that the expected synergies and value creation from the Acquisition will not be realized, or will not be realized within the expected time period, the risk that ITC will not be integrated successfully, risks relating to the potential decline in the Fortis share price negatively impacting the value of the consideration offered to ITC shareholders, risks relating to the constraints that the minority investment may impose on Fortis’ ability to operate the ITC business in accordance with its business plan following closing, risks relating to the ability of Fortis to access capital markets on favorable terms or at all, risk relating to the ability of Fortis to identify minority investors, the cost of debt and equity capital, general economic, market and political conditions, changes in regional economic and market conditions which could affect customer growth and energy usage, weather variations affecting energy use, the performance of the stock market and changing interest rate environment, which affect the value of pension and other retiree benefit plan assets and the related contribution requirements and expense, risks relating to derivatives and hedging, currency exchange rates, interest rates, capital resources, loss of service area, licenses and permits, environmental risks, insurance risks, labor relations, risks relating to human resources, liquidity risks, resolution of pending litigation matters, changes in accounting standards, changes in critical accounting estimates, the ongoing restructuring of the electric industry, changes to long-term contracts, the cost of fuel and power supplies, cyber-attacks or challenges to Fortis’ and ITC’s information security, and certain presently unknown or unforeseen factors, including, but not limited to, acts of terrorism. Fortis and ITC caution readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward- looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and to ITC’s filings with the SEC, including the proxy circulars to be filed by each such company in connection with the Acquisition. Fortis and ITC disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.